NU-MED PLUS, INC.

455 East 500 South, Suite 205

Salt Lake City, Utah 84111

November 9, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NU-MED PLUS, INC.

Registration Statement on Form 10-SB
Filed: September 20, 2012
File No. 000-54808

Ladies and Gentlemen:

Pursuant to Rule 477, NU-MED PLUS, INC. (the “Company”) hereby respectfully requests the immediate withdrawal of its registration statement on Form 10 (File No. 000-54808), filed with the Securities and Exchange Commission (the “Commission”) on September 20, 2012, together with all exhibits thereto (collectively, the “Registration Statement”). The Company desires to withdraw the Registration Statement since it will not have time to complete certain financial statement updates and responses to SEC comments within 60 days of the filing date of the registration statement.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (801) 746-3570.

Very truly yours,

NU-MED PLUS, INC.

/s/ Jeffrey L. Robins

Jeffrey L. Robins, CEO